Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Farm To Pet, Inc.
5707 N Northwest Hwy
Chicago, IL 60646
https://farmtopettreats.com/

Up to $1,235,000.00 in Common Stock at $4.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Farm To Pet, Inc.
Address: 5707 N Northwest Hwy, Chicago, IL 60646
State of Incorporation: DE
Date Incorporated: December 29, 2025

Terms:

Equity

Offering Minimum: $20,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 308,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1 : Invest $500+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2 : Invest $1500+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Farm Friend Bonus: Invest $300-$499 and receive $25 Welcome Farmtopettreats.com E-Gift Card, Lifetime 10% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com

Pack Member Bonus: Invest $500-$999 and receive $50 Welcome Farmtopettreats.com E-Gift Card, Lifetime 15% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Early Access + VIP Drops for New Products

Kennel Club Bonus: Invest $1000-$2499 and receive $100 Welcome Farmtopettreats.com E-Gift Card, Lifetime 20% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection

Show Dog Bonus: Invest $2500-$4999 and receive $250 Welcome Farmtopettreats.com E-Gift Card, Lifetime 25% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection, Premarket New Product Voting + Private Previews

Best In Show Bonus: Invest $5000+ and receive $500 Welcome Farmtopettreats.com E-Gift Card, Lifetime 25% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection, Premarket New Product Voting + Private Previews, VIP Annual Headquarter Tour + Founder Meet & Greet

Big Dog Bonus: Invest $6,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Farm To Pet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Farm to Pet, Inc. (or the "Company") is an independent manufacturer that specializes in US-made nutritious, single-ingredient pet treats for dogs and cats, underscored by a commitment to quality, sustainability and responsible sourcing. Our business model focuses on selling directly to health-conscious pet owners (DTC) who prioritize healthy treats made with premium clean ingredients via our website and online marketplaces, as well as through wholesale partnerships with retailers (B2B). In the five years since launch, we have achieved significant growth, as evidenced by revenue increases of 186% compounded annually from 2021 to 2025 (based on internal company financial records), 10,000+ five-star reviews from satisfied customers, 10,000+ brand ambassadors, and 650+ retail distribution points. In addition to our growth trajectory and impact in an industry of nearly $13B, we believe our passionate community of 250K+ digital customers, followers and subscribers makes Farm to Pet a compelling investment opportunity that is well-positioned for continued expansion and innovation in the growing pet market.

Company History and Structure

Farm to Pet, Inc. was initially organized as One Bark Foods LLC, a Florida limited liability company, on August 19, 2019. On January 1, 2026, Farm to Pet, Inc. was formed as a Delaware corporation, and pursuant to a share exchange agreement, the sole owner of One Bark Foods LLC exchanged 100% of the membership interests of One Bark Foods LLC for shares of common stock of Farm to Pet, Inc., resulting in One Bark Foods LLC becoming a wholly-owned subsidiary of Farm to Pet, Inc..

Farm to Pet, Inc. is the parent company of One Bark Foods LLC, which has been operated as a wholly-owned subsidiary under the Company since January 1, 2026. The subsidiary company operates the Company's pet food business. Farm to Pet, Inc. is also the parent company of FTP IP, LLC, a wholly-owned subsidiary which has been operated under the Company since 2026. The subsidiary company holds certain intellectual property assets associated with the Company's business. The Reg CF offering funds will be disbursed to Farm to Pet, Inc. and used primarily to provide capital to One Bark Foods LLC, the operating subsidiary, as needed for capital investments, debt payoff, and other operating purposes, or to hold excess profit generated by the operating business. FTP IP, LLC is a passive intellectual property holding entity and does not engage in any financial transactions with the other entities.

The Company's Intellectual Property ("IP")

The Company, through its wholly-owned subsidiary FTP IP, LLC, owns certain intellectual property used in its pet food business, including the U.S. trademark "Farm to Pet" (Serial No. 90357143), filed with the USPTO, as well as related trademarks, domain names, social media accounts, and other intellectual property assets. FTP IP, LLC licenses this intellectual property exclusively and royalty-free to the Company's other wholly-owned subsidiary, One Bark Foods LLC, which operates the Company's pet food business. The license has an initial term of 10 years, extendable at the licensee's discretion for so long as the licensed rights are in use. The IP was originally developed and held by One Bark Foods LLC and assigned to FTP IP, LLC effective January 1, 2026, in connection with the reorganization of the Company's corporate structure.

Competitors and Industry

Industry: The North America pet treat market is experiencing substantial growth, projected to reach $13 billion in 2026 with a growth rate of approximately 7.5% through 2031. As consumers increasingly seek healthier, high-quality options for their pets, Farm to Pet appeals to this trend by offering all-natural, single-ingredient products made in the USA.

Competitors: Major competitors in the pet treat space include large brands that often use fillers and artificial ingredients. Farm to Pet believes it differentiates itself by focusing solely on all-natural single-ingredient treats, ensuring quality and transparency in sourcing, and maintaining minimal processing to preserve nutrition and flavor. We feel this commitment to purity resonates with pet owners looking for healthier yet rewarding alternatives for their pets.

Current Stage and Roadmap

Current Stage: Farm to Pet is a thriving startup that has been operational for five years. We currently offer a variety of single-ingredient treats and have established a strong online and digital media presence, along with direct sales to over 650 retail locations and numerous veterinary and boarding facilities across the nation.

Future Roadmap: Our short-term goals include expanding our production capabilities to meet growing demand by upgrading our production capabilities with additional space, improved equipment and improved automation. In the medium term, we plan to continue to expand and enhance our product line, increase our wholesale reach, and deepen our engagement within the veterinary community, all while continuing to innovate in the pet community and treat market.

The Team

Officers and Directors

Name: Jackson A. Jones

Jackson A. Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Chief Executive Officer, Chief Financial Officer
  Dates of Service: August, 2019 - Present
  Responsibilities: Leads all strategic, operational and marketing efforts for the Farm to Pet company and brand.

Other business experience in the past three years:

- Employer: JAJ Consulting LLC
  Title: Owner
  Dates of Service: January, 2022 - Present
  Responsibilities: I provide supply chain and logistics consulting work

Name: Miranda Lynn Jones

Miranda Lynn Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: As COO of Farm to Pet, I oversee day-to-day operations across sourcing, production, inventory, fulfillment, and customer support to ensure efficient, high-quality delivery from farm to customer. I also manage vendor relationships, optimize systems and processes, and lead cross-functional execution across marketing, product, and partnerships to drive growth and operational scalability.

Other business experience in the past three years:

- Employer: Woodland Trail Tots
  Title: Owner
  Dates of Service: May, 2016 - Present
  Responsibilities: Provide safe, engaging afterschool and summer care where children can learn, play, and grow in a supportive environment. I focus on enrichment, structure, and fun, giving families peace of mind while kids build friendships and confidence.

Other business experience in the past three years:

- Employer: Macomb Country Club
  Title: Social Media Manager
  Dates of Service: November, 2025 - Present
  Responsibilities: I manage their social media accounts and create content to spread the word about the golf course, pool, social events, and restaurant.

Name: Ella Novell Lingafelter

Ella Novell Lingafelter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: I manage Farm to Pet's customer solutions, website operations, communications, and technology, ensuring inventiveness and creativity at every digital touchpoint.

Other business experience in the past three years:

- Employer: Modern Woodmen of America
  Title: Jr Software Developer
  Dates of Service: May, 2023 - July, 2024
  Responsibilities: Analyze, design, code, and test software applications for IT operations.

Other business experience in the past three years:

- Employer: Hignight's
  Title: Florist
  Dates of Service: May, 2018 - May, 2023
  Responsibilities: Create customized bouquets, centerpieces, and floral arrangements.

Name: Michelle Toma Olson

Michelle Toma Olson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Content Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: I lead strategy and creation for Farm to Pet brand- and product-related written content and marketing communications.

Other business experience in the past three years:

- Employer: Self Employed
  Title: Contractor
  Dates of Service: March, 2022 - Present
  Responsibilities: Independent contractor providing marketing and brand strategy and content

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Farm To Pet, Inc.'s predecessor entity One Bark Foods, LLC was formed on August 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Farm To Pet, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jackson Jones	6,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 308,750 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 6,000,000 outstanding.

Voting Rights

Each share of Common Stock entitles the holder to one vote per share on all matters submitted to stockholders. No cumulative voting is provided. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights & preferences:

All Common Stock shares are identical and share equally in any dividends or distributions declared by the Board of Directors. No preferences or priority rights are granted.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up of the corporation, remaining assets after payment of debts and liabilities are distributed pro rata among all Common Stockholders.

Dividend rights:

Dividends may be declared by the Board of Directors from legally available funds and are paid equally per share to all holders of Common Stock. There are no cumulative or guaranteed dividends.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Share Exchange
  Date: January 01, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $3,859,160 compared to $5,186,500 in fiscal year 2025.

This increased revenue was due to new direct customer acquisition (DTC sales), increased retail distribution and wholesale sales (B2B sales), new product launches and line extensions, and increased revenue per customer in 2025 versus 2024.

Cost of Sales

Cost of Sales for fiscal year 2024 was $2,069,741 compared to $2,964,420 in fiscal year 2025.

The increase of Cost of Sales between 2024 and 2025 is directly related to the increase in product sold over the same period.

Gross Margins

Gross margins for fiscal year 2024 were $1,789,420 compared to $2,222,080 in fiscal year 2025.

Gross Margins increased as a result of increased sales revenue.

<u>Expenses</u>

Expenses for fiscal year 2024 were $1,963,540 compared to $2,314,375 in fiscal year 2025.

Expenses increased in 2025 to support additional payroll, sales and marketing expenses versus 2024.

Historical results and cash flows:

The Company is currently in the marketing and distribution stage, generating revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our rate of sales growth, and influx of investment capital. Past cash was primarily generated through initial equity investments, credit terms, and sales. Our goal after this fundraise is to generate ample cash flow solely from operations unless and until we determine additional cash flow is needed for a future phase of expansion.

Certain statements herein are forward-looking and based on current expectations. Actual results may differ materially due to market conditions, operational performance and other risks and uncertainties.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, the Company has capital resources available in the form of cash on hand of $170,039 and open lines of credit in the amount of $111,867.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a going concern with revenue and profit, we believe the funds from this campaign are not necessary to the viability of the Company. Should we raise our maximum funding goal of $1,235,000, the funds raised would comprise approximately 81% of our total capital resources of $1,516,906 as of March 31, 2026.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe the Company will be able to operate with or without funds raised from the crowdfunding campaign. The Company has operated profitably for the first quarter of 2026, with net sales of $1.52M versus COGS, operating expenses, and other expenses of $1.33M, based on internal company financial records.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe the Company will continue to operate with or without funds raised from the crowdfunding campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including crowdfunding, venture capital or other private equity financing.

Indebtedness

- Creditor: Jackson Jones
  Amount Owed: $1,083,157.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2030
  The promissory note accrues interest at 6% per annum and is payable in 60 monthly installments of $20,940.46 beginning January 31, 2026. The note may be prepaid at any time without penalty. Upon an event of default, including

failure to make payments, uncured material default, bankruptcy or insolvency-related events, the outstanding balance may be accelerated and become immediately due and payable. The holder is also entitled to recover reasonable attorneys' fees and collection costs in connection with enforcement of the note.

Related Party Transactions

- Name of Person: Jackson Jones
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $1,083,157
  Material Terms: The promissory note accrues interest at 6% per annum and is payable in 60 monthly installments of $20,940.46 beginning January 31, 2026. The note may be prepaid at any time without penalty. Upon an event of default, including failure to make payments, uncured material default, bankruptcy or insolvency-related events, the outstanding balance may be accelerated and become immediately due and payable. The holder is also entitled to recover reasonable attorneys' fees and collection costs in connection with enforcement of the note.

Valuation

Pre-Money Valuation: $24,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Legal, Accounting and Campaign fees
  92.5%
  Funds required for compliance and participation in the Regulation Crowdfunding

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Production Capacity
  37.5%
  Capital investment in higher capacity, higher output, more efficient production equipment including machinery for dehydration, refrigeration and automation.

- Wholesale Expansion
  10.0%
  Investment in sales personnel, loyalty programs, distributor networks, trade shows, and other trade outreach activity.

- Product Development
  15.0%
  Pre-market investigation, research, development and testing of various new product types and form factors and sustainable packaging, followed by subsequent launch support.

- Customer Acquisition
  30.0%
  Increased spending in brand recognition and new customer outreach including SEO, GEO and digital advertising.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://farmtopettreats.com/ (https://farmtopettreats.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/farm-to-pet

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Farm To Pet, Inc.

[See attached]

FARM TO PET, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Farm to Pet, Inc.
Chicago, Illinois

We have reviewed the accompanying consolidated financial statements of Farm to Pet, Inc. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 29, 2026
Calabasas, CA 91302

FARM TO PET, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31, (USD $ in Dollars)	2025	2024
ASSETS		
Current Assets:		
Cash	$ 173,936	$ 131,640
Accounts Receivable	34	20
Inventory	190,673	126,730
Total Current Assets	**364,643**	**258,390**
Property and Equipment, net	815,736	784,212
Security Deposit	20,000	-
Total Assets	$ **1,200,379**	$ **1,042,601**
LIABILITIES AND MEMBERS' EQUITY/DEFICIT		
Current Liabilities:		
Accounts Payable	$ 52,573	$ 25,487
Credit Cards	61,211	109,940
Current Portion of Loans and Notes	112,500	135,225
Accrued Interest on Loans and Notes	9,264	3,014
Merchant Cash Advance Payable	461,403	282,463
Line of Credit	108,170	29,841
Due To Related Parties	1,064,365	398,565
Other Current Liabilities	989	762
Total Current Liabilities	**1,870,475**	**985,297**
Loans and Promissory Notes, net of current portion	-	150,000
Related Party Loans, net of current portion	-	-
Total Liabilities	**1,870,475**	**1,135,297**
MEMBERS' EQUITY/DEFICIT		
Members' Deficit	(670,096)	(92,695)
Total Members' Deficit	**(670,096)**	**(92,695)**
Total Liabilities and Members' Deficit	$ **1,200,379**	$ **1,042,601**

See accompanying notes to financial statements.

FARM TO PET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 5,186,500	$ 3,859,160
Cost of Goods Sold	2,964,420	2,069,741
Gross Profit	**2,222,080**	**1,789,420**
Operating Expenses		
General and Administrative	1,372,854	1,177,447
Selling and Marketing	941,521	786,093
Total Operating Expenses	**2,314,375**	**1,963,540**
Operating Loss	**(92,295)**	**(174,120)**
Interest Expense	172,089	117,331
Other Loss/(Income)	(13,983)	(16,056)
Loss Before Provision for Income Taxes	**(250,400)**	**(275,395)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (250,400)**	**$ (275,395)**

See accompanying notes to financial statements.

FARM TO PET, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance—December 31, 2023	6,000,000	$ 600	$ 46,400	$ (89,993)	$ (42,993)
Issuance of stock			512,233		512,233
Owner's Distribution				(286,540)	(286,540)
Net Income/(Loss)				(275,395)	(275,395)
Balance—December 31, 2024	6,000,000	600	558,633	$ (651,928)	$ (92,695)
Owner's Distribution				(327,000)	(327,000)
Net Income/(Loss)				(250,400)	(250,400)
Balance—December 31, 2025	6,000,000	$ 600	$ 558,633	$ (1,229,328)	$ (670,096)

See accompanying notes to financial statements.

FARM TO PET, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(250,400)	$	(275,395)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities				
Depreciation of Property and Equipment		77,841		73,323
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(14)		19,965
Inventory		(63,943)		(22,459)
Accounts Payable		27,085		(20,457)
Accrued Interest on Loans and Notes		6,250		3,014
Credit Cards		(48,728)		(56,866)
Due To Related Parties		665,800		398,565
Other Current Liabilities		227		(3,653)
Security Deposit		(20,000)		-
Net Cash Provided by Operating Activities		**394,118**		**116,038**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(109,366)		(142,131)
Net Cash Used in Investing Activities		**(109,366)**		**(142,131)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		512,233
Owners' Distribution		(327,000)		(286,540)
Proceeds from Merchant Cash Advance Payable		178,940		282,463
Repayment of Related Party Loans		-		(240,701)
Line of Credit		78,330		(15,647)
Repayments of Promissory Notes and Loans		(172,725)		(187,909)
Net Cash Provided/(Used) in Financing Activities		**(242,455)**		**63,898**
Change in Cash		**42,297**		**37,805**
Cash —Beginning of The Year		131,640		93,834
Cash—End of The Year	$	**173,936**	$	**131,640**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	172,089	$	117,331
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

One Bark Foods LLC dba Farm to Pet was organized on August 19, 2019, in the State of Florida. On January 1, 2026, Farm to Pet, Inc. was formed and acquired 100% of One Bark Foods LLC in a transaction among entities under common control. The accompanying consolidated financial statements have been retrospectively adjusted to reflect the reorganization for all periods presented. The consolidated financial statements of Farm to Pet, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

One Bark Foods LLC dba Farm to Pet is a U.S.-based company that produces natural treats and food toppers for dogs and cats. The company focuses on single-ingredient, high-protein pet snacks made without additives, preservatives, or artificial ingredients. Their products are made from natural sources such as chicken, turkey, beef, and fish, with an emphasis on healthy nutrition for pets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
On January 1, 2026, Farm to Pet, Inc. acquired 100% of the membership interests of One Bark Foods LLC in a transaction among entities under common control. As there was no change in ultimate ownership as a result of the transaction, the reorganization was accounted for as a common-control transaction. Accordingly, the assets and liabilities of One Bark Foods LLC were recognized at their historical carrying amounts (carryover basis of accounting).

The accompanying consolidated financial statements have been retrospectively presented on a consolidated basis for all periods presented as if the reorganization had occurred at the beginning of the earliest period presented.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a weighted average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Buildings	25 years
Computers	5 years
Equipment	5 years
Furniture & Fixtures	5 years
Leasehold improvements	15 years
Building Renovation	20 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

The Company generates revenue by selling natural pet treats, food toppers, and chew products directly through its website, online marketplaces such as Amazon, and retail pet stores.

Cost of Goods Sold

Cost of sales includes the cost of raw materials such as meat and natural ingredients, packaging materials, manufacturing and processing expenses, freight and delivery costs, and other variable and fixed overheads related to producing and distributing pet treats.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $941,521 and $786,093, which is included in sales and marketing expenses.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Sales Tax Liability	$ 989	$ 762
Total Other Current Liabilities	**$ 989**	**$ 762**

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Finished Goods	$ 190,673	$ 126,730
Total Inventory	**$ 190,673**	**$ 126,730**

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Buildings	$ 400,000	$ 400,000
Computers	9,663	9,663
Equipment	364,867	301,721
Furniture & Fixtures	20,705	20,705
Leasehold improvements	229,267	214,547
Building Renovation	31,500	-
Property and Equipment, at cost	**1,056,002**	**946,636**
Accumulated Depreciation	(240,266)	(162,424)
Property and Equipment, net	**$ 815,736**	**$ 784,212**

Depreciation expense for the years ended December 31, 2025 and 2024 was $71,656 and $73,323, respectively.

6.   LINE OF CREDIT

During 2024 and 2025, the Company engaged in multiple business line of credit installment loan transactions with American Express National Bank, under which it drew down aggregate proceeds of approximately $109,200 in 2024 and $73,700 in 2025, while making scheduled repayments totaling approximately $137,498 in 2024 and $75,641 in 2025, partially offset by a repayment refund of $9,190 in 2024. The loan arrangements are structured as fixed-term installment facilities with amortization schedules (primarily 12-month terms in 2024 and shorter-term facilities in 2025) and require fixed monthly repayments varying by individual facility. The facilities carry annual percentage rates (APR) ranging from approximately 30% to 34%, reflecting embedded financing fees charged by the lender. These transactions resulted in net reductions in outstanding obligations over the period. As of December 31, 2025, the loan payable balance was $27,900 and as of December 31, 2024, the loan payable balance was $29,841.

The Company maintained a Shopify Credit revolving credit facility with a credit limit of $92,000. The facility is structured as a monthly payable arrangement, with outstanding balances typically due in full each month unless converted into an installment repayment plan based on sales performance. The December 2025 balance is scheduled for automatic repayment from the Company's designated bank account on January 30, 2026. Under the terms of the agreement, unpaid balances may incur an 11% fee and be converted into a pay-over-time structure if not settled in full. As of December 31, 2025, the outstanding balance was $80,270.

7. MERCHANT CASH ADVANCE PAYABLE

On October 28, 2025, the Company entered into a merchant cash advance arrangement with Parafin, under which the Company received capital of $290,000 in exchange for total repayment obligations of $326,337, representing a financing fee of $36,337. The arrangement is structured as a revenue-based repayment facility, whereby 15% of the Company's Amazon marketplace sales are automatically remitted on a weekly basis in accordance with the merchant's payout cycle, resulting in variable repayment amounts dependent on sales performance rather than fixed installments. Under the terms of the agreement, the facility does not have a fixed amortization schedule; instead, repayments are collected continuously until the total contractual obligation is satisfied. As of December 31, 2025, the carrying amount of this liability was $229,361.

On October 9, 2025, the Company entered into a revenue-based financing arrangement with Clearco, under which the Company received capital of $250,000 in exchange for total repayment obligations of $272,500, representing a financing fee of $22,500. The arrangement is structured as a revenue-based repayment facility, whereby 30% of the Company's Future Receivables are automatically remitted on a daily basis via ACH from the Company's designated bank account, resulting in variable repayment amounts dependent on sales performance rather than fixed installments. Under the terms of the agreement, the facility does not have a fixed amortization schedule; instead, repayments are collected continuously until the total contractual obligation is satisfied. As of December 31, 2025, the carrying amount of this liability was $144,231.

On September 27, 2024, the Company entered into a cash advance financing arrangement with Wayflyer Financial LLC under which it received total capital of $150,000 in exchange for a total repayment obligation of $157,425. The arrangement is structured as a revenue-based purchase of future receivables rather than a traditional loan, whereby Wayflyer acquires a specified portion of the Company's future receivables and a fixed percentage of daily sales is automatically remitted via ACH from the Company's designated bank account, resulting in variable repayment amounts dependent on sales performance rather than fixed installments. The agreement provides for a remittance rate of approximately 16% of daily receivables, subject to cumulative remittance caps that limit total collections over defined periods, and includes provisions allowing for early repayment without penalty while still requiring payment of the full contracted remittance total. Repayments commenced on September 28, 2024, and continued on a daily basis until the full contractual obligation was satisfied on January 28, 2025. As of December 31, 2024, the carrying amount of this liability was $39,404.

During 2025, the Company entered into multiple merchant cash advance arrangements through Novo Platform Inc., with a total revolving funding limit of $74,700. The financing structure consists of multiple merchant cash advances consolidated under a single repayment facility with variable repayment obligations based on monthly fixed charges rather than pure percentage-of-sales remittances. For the most recent advance drawn on December 23, 2025 in the amount of $49,000, the Company is required to make a monthly repayment of $10,127, consisting of a principal component of $8,167 and a monthly finance charge of $1,960. As of December 31, 2025, the carrying amount of this liability was $49,000.

During 2025 and 2024, the Company entered into multiple merchant financing and loan agreements with WebBank, a Utah-chartered industrial bank, under which the lender provided business-purpose funding ranging from $4,000 USD to $230,000 USD. Across these agreements, the total repayment obligations ranged from approximately $4,400 USD to $180,976 USD (or higher in certain structures including interest-based arrangements), with financing costs generally included as either fixed fees or interest components. Repayment across all facilities is primarily structured through automatic daily remittances based on a percentage of the company's Shopify sales revenue, ranging from 14% to 25% depending on the agreement, with all obligations collected directly from business accounts. Each loan generally carries a maximum term of 18 months from the effective date, with certain agreements also requiring milestone repayment thresholds (such as 60% repayment within the first 12 months). As of December 31, 2025, and December 31, 2024, the outstanding liability balance under these arrangements was $38,810 and $243,059, respectively.

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan payable - Wesley W Olson	$ 50,000	12.50%	7/8/2024	not set	$ 50,000	$ -	$ 59,264	$ 50,000	$ -	$ 53,014
Loan payable - Jay Jones	$ 150,000	3.14%	2/29/2024	10/18/2026	$ 62,500	$ -	$ 62,500	$ -	$ 150,000	$ 150,000
Loan payable - SellersFunding	$ 67,500	12.50%	11/25/2024	8/1/2025	$ -	$ -	$ -	$ 60,514	$ -	$ 60,514
Loan payable - Uncapped	$ 28,445	7.88%	11/17/2024	9/2/2025	$ -	$ -	$ -	$ 24,711	$ -	$ 24,711
Total					$ 112,500	$ -	$ 121,764	$ 135,225	$ 150,000	$ 288,238

9. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 7,000,000 shares of common stock with par value of $0.0001. As of December 31, 2025 and 2024, 6,000,000 common stock have been issued and outstanding.

On January 1, 2026, Farm to Pet, Inc. and Jackson Jones entered into a Share Exchange Agreement pursuant to which Jackson Jones transferred 100% ownership of One Bark Foods LLC dba Farm to Pet to Farm to Pet, Inc. In consideration for the transfer, Farm to Pet, Inc. issued 6,000,000 shares of its common stock to Jackson Jones. Farm to Pet, Inc. is authorized to issue up to 7,000,000 shares of common stock. As a result of the transaction, One Bark Foods LLC became a wholly owned subsidiary of Farm to Pet, Inc., and Jackson Jones became the Company's majority shareholder and was appointed Chief Executive Officer.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

Throughout the periods presented, the Company received loans from its founder and Chief Executive Officer, Jackson Jones. These borrowings are unsecured, carry no interest, and have no fixed repayment terms. As of December 31, 2025 and December 31, 2024, the outstanding balance of this liability was $1,064,365 and $398,565, respectively.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2025, the Company had a operating loss of $92,295 and a stockholders' deficit of $670,096. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

On January 1, 2026, Farm to Pet, Inc. and Jackson Jones entered into a Share Exchange Agreement pursuant to which Jackson Jones transferred 100% ownership of One Bark Foods LLC dba Farm to Pet to Farm to Pet, Inc. In consideration for the transfer, Farm to Pet, Inc. issued 6,000,000 shares of its common stock to Jackson Jones. As a result of the transaction, One Bark Foods LLC became a wholly owned subsidiary of Farm to Pet, Inc., and Jackson Jones became the Company's majority shareholder and was appointed Chief Executive Officer.

On January 1, 2026, the Company and its Chief Executive Officer, Jackson Jones, entered into a promissory note that formalized the outstanding related-party advances reflected in Note 11. The promissory note bears interest at 6% per annum and is repayable in 60 monthly installments.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Farm To Pet

Happier Healthier Pets, One Wholesome Treat at a Time

Farm to Pet is a thriving and profitable startup known for our all-natural single-ingredient pet treats packed with nutrition and a signature crunch. Started in our founder's basement in 2021 and now in an upgraded food-level manufacturing facility in Chicago, we batchcraft dog treats, cat treats and dog food toppers every day for more than 250K devotees, 650...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FARM TO PET

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION **INVESTING FAQS**

Get Equity
$4 Per Share

MIN INVEST **$300**

VALUATION **$24M**

REASONS TO INVEST

YOU LOVE PETS: and so does Farm to Pet. That's why we built a brand and a company dedicated to getting **clean, nutritious, single-ingredient treats** in as many furry mouths as possible. In fact, we want to take the place of the many treats out there filled with unpronounceable ingredients and empty calories that have no place in your pet's healthy lifestyle. And we do it **sustainably, responsibly, and proudly in the USA** with pet health and happiness firmly in mind every step of the way.

PETS LOVE OUR TREATS: ...and so do their paw-rents. After all, it feels good to give our pets tasty treats they love to eat that are also good for them. In just 4 years, Farm to Pet has earned over **10000 5-star reviews**, grown at a **compound annual rate of 186% from 2021 to 2025** (based on internal company financial records), and amassed a rabid (in the good way) **250K+ customer base and digital following** led by an active like-minded community of over 10,000 brand ambassadors who are as passionate about pet nutrition and wellness as we are.

WE BELIEVE WE ARE POSITIONED FOR GROWTH: ...which is where you come in. Family-owned and operated, Farm to Pet was bootstrapped by our dedicated founder Jackson Jones, who has invested not only his money, but also his time, energy, creativity, entrepreneurial acumen, and passion for process to get this start-up where it is today - including **650 retail outlets** and counting. Thanks to the strategic vision, production and marketing capabilities, and cohesive team of talent that he built along the way, Farm to Pet believes it is well positioned for an infusion of capital to expand operations and continue innovating, creating, growing, and potentially **reshaping the pet treat market**. In a category of nearly $13B in annual sales with annual growth projected at 7.5% through 2031, (source) **we believe the time is right to invest in Farm to Pet** – and it's always a good time to invest in your pet's wellbeing.

TEAM



Jackson A. Jones • Founder, Chief Executive Officer, Chief Financial Officer, & Board Member

The hands-on top dog at Farm to Pet, Jackson is a natural-born entrepreneur with extensive experience in operations, sourcing, production, and supply chain whose technical savvy is enhanced by ...

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Miranda Lynn Jones • Chief Operating Officer

An effortless multitasker who successfully ran her own small business, Miranda joined the team after organically honing her skills on Instagram and offering to do the same for Farm to Pet. She has since become the ...

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Ella Novell Lingafelter • Chief Technology Officer

A technology prodigy who graduated from college at 17 and earned her Master's in Computer Science from the University of Illinois two years later, Ella originally joined Farm to Pet as an ecommerce intern. She no...

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Michelle Toma Olson • Chief Content Officer

An entrepreneur who launched a successful cosmetic startup, Michelle brings twenty plus years of CPG brand management, product development and strategic marketing to her role at Farm to Pet. ...

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THE PITCH



Five years into operations, Farm to Pet is a thriving and profitable start-up beloved by pets and paw-rents for our wholesome and nutritious treats for dogs and cats. In fact, our treats are so beloved that we are expanding operations not only to increase our current production capacity and annual revenue of $5.4 million, but also to effect job growth, strengthen sustainability measures, lower direct costs, and continue to innovate.

The Farm to Pet secret may sound simple, but it's hard to replicate. Each of our all-natural treat varieties is made with a single human-grade ingredient, perfectly batch-crafted to crunchy perfection with flavor pets love and nutrition they need to thrive. We are committed to our gentle minimal processing methods to ensure bioavailable nutrition and natural farm-direct taste for furry friends, so to make more, we are investing in more equipment, space and labor.

The more delicious healthy pet treats we can develop, produce and market, the more joy, healthfulness and fulfillment we can add to the lives of the dogs and cats that add so much to ours. We have big plans to expand our wholesale reach, increase our online presence and venture further into the veterinary channel, bolstering pet wellbeing all the while. Join our pack to further this simple yet noble mission – your pets will thank you for it, and so will we.



OUR TAKE ON THE PET TREAT MARKET

Leading the Charge for Change

We love our pets like family and want to do the best we can for them in all aspects of their lives, including nutrition. However, many pet foods billed as "natural" lack nutritional value and may contain fillers, by-products, and preservatives that have no place in furry bellies.

So we started the change ourselves by batch-crafting minimally-processed treats with a single ingredient: all-natural, human-grade chicken breast. From that simple premise, we have been able to innovate and expand into different proteins (turkey, beef, fish), form factors (powders, crumbles), and markets (dog and cat). Here's what you can count on from every ingredient we put in Farm to Pet products:

- 100% natural, human-grade and hormone-free
- Zero additives, preservatives or artificial ingredients
- Responsibly, sustainably and locally sourced


FARM TO PET
Chicken Chips
FARM TO PET
Turkey Chips
FARM TO PET
Beef Chips
FARM TO PET
Fish Chips
100% Chicken
100% Turkey
100% Beef
100% Fish
VS.
INGREDIENTS
INGREDIENTS:
INGREDIENTS:
ingredients:

THE FARM TO PET DIFFERENCE

Simply Wholesome Pet Nutrition

Farm to Pet's promise is as simple as our process:

- Source ingredients responsibly from trusted US farms and family suppliers by leveraging Jackson's farming expertise and network;
- Batch craft them in house to preserve quality and freshness; and
- Don't add to or overprocess them in order to keep the nutrition and flavor intact.

And this is simply why we believe our treats resonate with pet lovers everywhere.


1
ingredient per treat
0


preservatives or artificial ingredients
100K+
orders shipped
1000s
of happy pets

FARM TO PET TODAY

Five Years, Fur-midable Results

After five years, Jackson has come a long way from dehydrating chicken breast in his basement kitchen. By making inroads and impressions in a $13B category dominated by massive conglomerates and multinational corporations, Farm to Pet has grown to $5.4M in sales and counting. After a couple of factory expansions, multiple investments in digital infrastructure, production machinery and process improvements, and building a dedicated team of talent – all bootstrapped by Jackson – he has been able to develop the brand and product line in meaningful ways, all while earning a growing and passionate brand following.

Strong Revenue + Growth

From $343k in 2022 to $5.4M in 2025 - a compound annual growth rate of 151% - Farm to Pet has continued to post double and triple digit growth rates and growing sales, including our largest single months on record: $508K, $605K and $577K in total revenue for October, November and December 2025, respectively.


Wholesale
DTC
Amazon
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Sales
projected
$13B
North American
Pet Treat Market
+9%
CAGR (2031)
Farm to Pet
+151%
$5.4M
$343K
2022
2023
2024
2025

DTC, Amazon + B2B Distribution

Farm to Pet has expanded DTC (direct-to-consumer) orders from 200 in 2021 to more than 143K in 2025, including our thriving Amazon storefront growing at 42% a year.

And our customers are loyal. Over 60% of farmtopettreats.com sales have come from returning customers, as well as nearly 2000 active product subscribers and another 3700 monthly Amazon subscribers. Not only have we experienced 200% compound annual growth in direct

website orders (2021 to 2025), but the average order value has increased by 56% since 2021 as well.

On the wholesale front, Farm to Pet has secured active distribution in more than 650 retailers and presence in 100+ veterinary and boarding facilities nationwide.

Expanding Operations

Despite running production seven days a week with six night shifts, space and production capacity limitations represented a significant challenge to meeting our customer demand.

As a result, we have secured a new facility in Chicago that offers expanded space - 4 times more, in fact - for production, storage and offices, as well as allowing for integrated equipment, enhanced automation, and new production jobs.


then...
4X larger factory
4 proteins x 3 forms =
12 products
7 day production cycle
2 year shelf life
99.9% raw material yield vs. scrap
NOW!

Profitability Achieved

Smart and strategic cash flow, investment, and expense management enabled Farm to Pet to operate profitably as of January 2026 based on internal company financial records - less than five years into operations and with no significant price increases to the customer.

Even in the face of higher raw material costs, our strong gross margins, lean overhead structure, and command of supply chain has enabled our business to achieve net profitability ahead of expectations.

With capital investment, management believes we can maintain our growth trajectory while holding current overhead rates and improving contribution margins even further.

THE NOT-SO-SECRET SECRET TO OUR SUCCESS

Quality

Farm to Pet has never and will never compromise on **quality**, even in the face of price, supply chain or production challenges.

Farm to Pet ensures quality by setting and adhering to exacting production and ingredient standards; sourcing exclusively from trusted, ethical local suppliers; and prioritizing responsible and sustainable

procurement and production methods - all in an environment of responsiveness and transparency.

Because of these practices, our customers have come to rely on Farm to Pet for unwavering quality, trusting that our products are consistently and reliably safe and healthy for their pets.

Partnerships

This steadfast commitment has enabled us to build strong relationships with suppliers, retailers and other pet-focused businesses.

By leveraging independent pet manufacturing and retail platforms, curating multiple annual Pet Gift Guides, working with veterinarians and pet experts, and allying with brands and organizations like the Live Like Roo Foundation and Chicago Dog Rescue - all in strategic and mutually beneficial ways - Farm to Pet enjoys a thriving network of pet-focused businesses, experts and causes.

We believe this not only enhances our visibility and recognition but also amplifies our ability to make a positive impact on the pet community as a whole.



VET CLINIC
Brent T. Veterinarian
"The treats are a big hit with patients at our office. So many dogs have enjoyed them – even anxious dogs during stressful situations. We are very happy with our relationship with Farm to Pet!"
LIVE LIKE ROO
Sarah L. Founder & Executive Director
"We have partnered with Farm to Pet for the past few years to raise thousands of dollars for animals with cancer! We are so thankful for their support with our organization. Great product that supports local animal organizations!"
DAISY'S LEGACY
Krasi M. Founder & President
"Your high-quality treats bring not only nourishment but also much-needed joy to these hardworking service animals."
CAMP BOW WOW
Leighann L. Wholesale Customer
"Our customers love Farm to Pet treats. As a company they are very attentive, fulfillment was fast, and they provide fantastic service."

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Community

Our values have also enabled us to build an involved **community** of customers, followers and ambassadors that fuel our success and secure our mission.

In just five years, Farm to Pet has:

- shipped more than **100K customer orders**
- earned over **10,000 five-star reviews**
- attracted more than **250K digital followers**, including email and SMS

- attracted more than **250K digital followers**, including email and SMS subscribers, social followers, rewards program members and 10,000+ active and engaged brand ambassadors and affiliates
- made **thousands of dollars** in product and monetary donations to deserving pet causes

We have grown in direct correlation with the consistency and success of our online community building activities. Our digital and marketing expertise have led to tremendous community growth, engagement, conversion, and brand loyalty - all organically and without buying followers or leads. In fact, as we saw our cost per customer acquisition drop by 56% since January 2023 to $9.81, our average customer lifetime value increased to $113.16 by May 2026.



10,000+
Treat
Ambassadors
10x
typical social
engagement
FARM TO PET
10,000+
reviews
Over
250K
followers +
customers +
subscribers

FARM TO PET OUTLOOK: TRENDING PAW-SITIVE

More Healthy Treats, More Happy Pets

With a capital infusion from investors like you, Farm to Pet plans to continue to grow profitably and strategically, not only satisfying existing demand with increased production, but reaching and converting even more customers for our healthy pet products in current and untapped markets. One thing that has remained constant throughout our brief but impactful history – trial of our treats leads to conversion, repeat purchase, and long-term brand loyalty.

USE OF INVESTMENT FUNDS

With so much potential realized and even more within reach, your investment will help us continue our plans to grow Farm to Pet strategically by focusing funds in the four areas that we believe will have the most positive fiscal and customer impact:

- **Production capacity + efficiency** - thanks to a 4X larger factory, higher output equipment, and increased automation at bottlenecks.
- **Expanding wholesale distribution** - by securing additional retail outlets, expanding shelf presence, and participating in loyalty programs.
- **New customer acquisition** - increasing marketing spend, expanding digital channels to TikTok Shop, and prioritizing AI discoverability.
- **Product development + innovation** - including expansion into new categories, innovative form factors and packaging, and more eco/sustainable offerings.



Grow Capacity + Efficiency

As a vertically integrated facility that receives, produces, packages and ships all Farm to Pet branded products on site, capacity is critical to growth. Additional capacity at our larger factory is believed to significantly boost output, end production bottlenecks and relieve the cash flow strain of overtime shifts and temporary outsourcing needs.

Our larger production facility is planned to also accommodate new larger-scale dehydration, filling and freezing equipment, in turn enabling us to increase machine hours, improve process performance, and create new jobs. The desired outcome is a more efficient, scalable operation and reduced COGS thanks to increased capacity, automation and throughput.

Grow Sales + Profitability

With increased and more cost efficient production output, Farm to Pet could also expand product offerings, retail footprint and customer acquisition. Lower costs and quicker production runs could ease retail margin pressures and free up funds for expanded distribution, promotional activities, further company reinvestment, and new product development.

With expanding retail presence in chains like Hollywood Feed and boarding facilities like Pet Paradise, a growing affiliate network including brand ambassadors and Amazon creators, and expansion onto new sales channels like TikTok Shop, Farm to Pet believes we can continue to increase brand recognition and revenue.

Grow Reach + Impact

Giving back to the community that inspires and supports us, both virtually and locally, has always been integral to Farm to Pet's core values, as has improving sustainability in our components and processes.

Additional resources would allow us to dedicate more funds, time and donations-in-kind to support pet causes, companies and activities, including monthly treat donations to shelters, as well as invest in more environmentally friendly packaging and production methods.

Of course, we can also get more treats into eager furry mouths...and rack up even more testimonials and positive reviews.



TREATING PETS, REWARDING INVESTORS

Your Investment Makes It Possible

As a lean, efficient and passionate operation with demonstrated expertise in sourcing, producing, distributing and marketing top-quality natural pet products, Farm to Pet has a knack for making an impact larger than our budget. You can count on leadership to make strategic, impactful and well-planned decisions with company funds, and to share perks with eligible investors along the way.



$1500+ 15% BONUS SHARES
BIG DOG BONUS
Invest $6000+ receive
20% BONUS SHARES

VIP Annual Headquarter Tour + Founder Meet & Greet

Bonus shares are additional shares issued in connection with eligible investments. See the offering materials for complete terms and conditions.

JOIN OUR PACK - INVEST TODAY

Investing in Farm to Pet offers an opportunity to join a thriving and profitable business dedicated to pet health, happiness and nutrition, as well as a chance for any fellow pet lover to be part of something meaningful. With our history of growth, passionate customer base, and fervent commitment to quality, now is an opportunity to support our mission. Join us in our goal of reshaping the pet treat market and enhancing the lives of pets everywhere.



FARM TO PET
Our Future
more
healthy treats
profitable growth
happy pets!

ABOUT

HEADQUARTERS

5707 N Northwest Hwy
Chicago, IL 60646

WEBSITE

View Site

Farm to Pet is a thriving and profitable startup known for our all-natural single-ingredient pet treats packed with nutrition and a signature crunch. Started in our founder's basement in 2021 and now in an upgraded food-level manufacturing facility in Chicago, we batchcraft dog treats, cat treats and dog food toppers every day for more than 250K devotees, 650 retail partners, and most importantly, countless happy pets nationwide. Join us to make a paw-sitive difference in the lives of pets and invest in Farm to Pet today.

TERMS

Farm To Pet

Overview

PRICE PER SHARE

VALUATION

$4

$24M

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

MAX NUMBER OF SHARES OFFERED
308,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,200,379	$1,042,601
Cash & Cash Equivalents	$173,936	$131,640
Accounts Receivable	$34	$20
Short-Term Debt	$1,870,475	$985,297
Long-Term Debt	$0	$150,000
Revenue & Sales	$5,186,500	$3,859,160
Costs of Goods Sold	$2,964,420	$2,069,741
Taxes Paid	$0	$0
Net Income	-$250,400	-$275,395

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made

registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1 : Invest $500+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2 : Invest $1500+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Farm Friend Bonus: Invest $300-$499 and receive $25 Welcome Farmtopettreats.com E-Gift Card, Lifetime 10% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com

Pack Member Bonus: Invest $500-$999 and receive $50 Welcome Farmtopettreats.com E-Gift Card, Lifetime 15% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Early Access + VIP Drops for New Products

Kennel Club Bonus: Invest $1000-$2499 and receive $100 Welcome Farmtopettreats.com E-Gift Card, Lifetime 20% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection

Show Dog Bonus: Invest $2500-$4999 and receive $250 Welcome Farmtopettreats.com E-Gift Card, Lifetime 25% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection, Premarket New Product Voting + Private Previews

Best In Show Bonus: Invest $5000+ and receive $500 Welcome Farmtopettreats.com E-Gift Card, Lifetime 25% Discount Code for Farmtopettreats.com, Investor Showcase Listing on Farmtopettreats.com, Investor Intro Zoom Q&A, Early Access + VIP Drops for New Products, Exclusive Merch Collection, Premarket New Product Voting + Private Previews, VIP Annual Headquarter Tour + Founder Meet & Greet

Big Dog Bonus: Invest $6,000+ and receive 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Farm To Pet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi. I'm Jackson Jones, founder of Farm to Pet.

It's funny how a simple idea can turn into something so much larger.

When I came up with the idea for Farm to Pet, it was simply to make one of these [hold a chicken chip] - a crunchy all-natural treat for my dog made of nothing but pure, dehydrated, chicken.

It took a lot of tries and we burned through some of my wife's favorite kitchen appliances along the way. And of course it took a lot of testing by our dog Rooney. [Rooney enters and takes a treat from Jackson] But we got there together. My idea of the perfect chicken chip with the perfect crunch was born.

That idea grew into not only making many more chicken chips, but also turkey, beef, and walleye chips, too. And food toppers to match. And we no longer make treats just for dogs, but for cats as well. And we're just getting started. [could cut to product or collection shots, or pan to a shelf or display]

Now the idea is to put our healthy, natural, nutrient-rich ingredients into as many forms as possible to deliver them to as many furry bellies as possible.

So far, that one chip has turned into hundreds of thousands of chips. Your investment can help us turn that number into millions, potentially even hundreds of millions more - [could show video of chips pouring or in a bin/factory]

After all, all pets deserve only the best treats. Let's make more together. Join Farm to Pet today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

   

FARM TO PET®

Single Ingredient Pet Treats



An exciting chapter is coming...

Be part of what's next for

FARM TO PET®

FROM OUR TOP DOG

We're proud of how far Farm to Pet has come since launching in 2021 and are exploring opportunities to continue growing our business and community.

One potential path we are considering is a future equity crowdfunding offering through StartEngine, a platform that allows individuals to invest in startups.



WHAT IS CROWDFUNDING?

Crowdfunding is a way of raising money ("FUNDING") for a business through small investments by a large number of people ("CROWD") using an internet platform

- an alternative to traditional financing
- allows brands to engage directly with potential supporters, customers, or investors
- can be reward-based, share-based, debt-based, or a combination

Get Updates

WHAT IS STARTENGINE?

StartEngine is a well-known equity crowdfunding platform that allows individuals to invest in early-stage startups and private companies

- provides broader access to startup investing opportunities
- offers relatively low investment minimums
- investments may include share-based equity ownership and other perks depending on the offering



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WHAT DOES THIS MEAN FOR FARM TO PET?

We are currently exploring the possibility of a future equity crowdfunding offering through StartEngine.

If you'd like to learn more about crowdfunding, StartEngine, and a potential Farm to Pet offering, we invite you to:

📧 **Sign up for updates**

👀 **Follow us and stay tuned for future announcements**

📣 **Share your excitement with fellow pet lovers**

We may also host future informational sessions with our team - myself included! - for those who want to learn more.

This is a notable time in our journey, and we're so grateful to have you with us every step of the way. 🐾

As always, thank you for being part of our pack.

Jackson Jones
Founder & CEO


FARM TO PET

INTERESTED? SIGN UP FOR UPDATES

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No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the SEC and only through the StartEngine platform. Any indication of interest involves no obligation or commitment of any kind.



Farm to Pet: 🐾 A special message from our founder to our top customers about what's next for Farm to Pet... Learn more and stay updated:

https://farmtopet.klo7.io/XXXXXX

Text STOP to opt-out



a message from our founder...

Be part of what's next for

FARM TO PET®

CAPTION:

We're so proud of how far Farm to Pet has come since we launched in 2021 - and we're looking forward to what's ahead.

We're currently exploring the possibility of a future equity crowdfunding offering through StartEngine, a platform that allows individuals to invest in startups.

If you'd like to learn more about equity crowdfunding and stay updated on a potential Farm to Pet offering, we'd love to have you join us. See link in bio to sign up for updates.

This is an exciting time for Farm to Pet, and we're grateful to have you with us as we explore what's next. 🐾

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the SEC and only through the StartEngine platform. Any indication of interest involves no obligation or commitment of any kind.

This is PAWS for celebration!

THANK YOU...



FARM TO PET

Tear for Treats!
FARM TO PET
Beef Chips

...for your interest in a possible upcoming crowdfunding campaign for Farm to Pet. Be on the lookout for our email updates - we'd love for you to be part of our pack! 🐾

Visit our website









No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the SEC and only through the StartEngine platform. Any indication of interest involves no obligation or commitment of any kind.

FARM TO PET

What is Start Engine? | Shop Best-Sellers | Learn More



FARM TO PET®



TOGETHER, we can make it a
dog-eat-chip world!
[yes, cats, too...]



WHAT IS CROWDFUNDING?
Crowdfunding is a way of raising money ("FUNDING") for a business through small investments by a large number of people ("CROWD") using an internet platform.

- an alternative to traditional financing
- allows brands to engage directly with potential supporters, customers, or investors
- can be reward-based, share-based, debt-based, or a combination


Your One-Stop Shop for Private Investing
2.1M+
$1.4B
1K+
VOICE OF THE HEART
Activate Your FREE Trial

WHAT IS STARTENGINE?
StartEngine is a well-known equity crowdfunding platform that allows individuals to invest in early-stage startups and private companies.

- provides broader access to startup investing opportunities
- offers relatively low investment minimums
- investments may include share-based equity ownership and other perks depending on the offering

WHAT DOES THIS MEAN FOR FARM TO PET?
We are currently exploring the possibility of a future equity crowdfunding offering through StartEngine.

If you'd like to learn more about crowdfunding, StartEngine, and a potential Farm to Pet offering, we invite you to:

📧 Sign up for additional updates
👀 Stay tuned for future announcements
📣 Share your excitement with fellow pet lovers

We may also host future informational sessions with our founder, Jackson Jones, for those who want to learn more.

LEARN MORE

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the SEC and only through the StartEngine platform. Any indication of interest involves no obligation or commitment of any kind.



A message from our founder...

Be part of what's next for



FARM TO PET®

FROM OUR TOP DOG



"We're proud of how far Farm to Pet has come since launching in 2021 and are exploring opportunities to continue growing our business and community.

One potential path we are considering is a future equity crowdfunding offering through StartEngine, a platform that allows individuals to invest in startups.

If you're interested in learning more about equity crowdfunding, StartEngine, and a potential future Farm to Pet offering, we invite you to visit our website to learn more as well as sign up for updates.

Any future offering, if conducted, would take place through the StartEngine platform.

This is an exciting time in our journey, and we're so grateful to have you with us as we explore what's next.

As always, thank you for being part of our pack."

Jackson Jones

Founder & CEO

Learn More





No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the SEC and only through the StartEngine platform. Any indication of interest involves no obligation or commitment of any kind.

FARM TO PET